KRAMER LEVIN NAFTALIS & FRANKEL LLP

RICHARD H. GILDEN PHONE 212-715-9486 FAX 212-715-8085 RGILDEN@KRAMERLEVIN.COM

February 17, 2012

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention: Larry Spirgel

Re:	Globecomm Systems Inc. (the “Company”) Form 10-K for Fiscal Year Ended June 30, 2011 Filed September 13, 2011 Definitive Proxy Statement on Schedule 14A Filed October 7, 2011 File No. 000-22839

Dear Mr. Spirgel:

We are outside counsel to the Company and are transmitting for filing the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 15, 2012 (the “Comment Letter”).

We have incorporated the Staff’s comments from the Comment Letter into this response letter in bold and have provided the Company’s responses below each comment.

Form 10-K for Fiscal Year Ended June 30, 2011

Management’s Discussion and Analysis…, page 32

1.	In future filings, please discuss the underlying drivers of the trend towards greater backlog from year-to-year and any related impacts on liquidity. We note your disclosure on page 13 discussing a rise in backlog from approximately $163.9 million at June 30, 2010 to $232.0 million at June 30, 2011.

Response: In response to the Staff’s comment, the Company will discuss in future filings the underlying drivers of the trends on backlog fluctuations from year-to-year and any related impacts on liquidity.

1177 AVENUE OF THE AMERICAS NEW YORK NY 10036-2714 PHONE 212.715.9100 FAX 212.715.8000

990 MARSH ROAD MENLO PARK CA 94025-1949 PHONE 650.752.1700 FAX 650.752.1800

47 AVENUE HOCHE 75008 PARIS FRANCE  PHONE (33-1) 44 09 46 00 FAX (33-1) 44 09 46 01

WWW.KRAMERLEVIN.COM

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Party Transactions, page 32

2.	In future filings, please revise your disclosure to describe your policies and procedures for the review, approval, or ratification of related party transactions, including whether they are in writing. Refer to Item 404(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company will revise its disclosure in future filings to describe its policies and procedures for the review, approval, or ratification of related party transactions, including whether such policies and procedures are in writing.

Please note that the Company has submitted under separate cover a written statement from the Company containing the acknowledgements requested by the Staff in the Comment Letter.

Please do not hesitate to contact me at 212-715-9486 with any questions or comments.

Sincerely,

/s/ Richard H. Gilden

Richard H. Gilden

cc:	David E. Hershberg
Andrew C. Melfi

1177 AVENUE OF THE AMERICAS NEW YORK NY 10036-2714 PHONE 212.715.9100 FAX 212.715.8000

990 MARSH ROAD MENLO PARK CA 94025-1949 PHONE 650.752.1700 FAX 650.752.1800

47 AVENUE HOCHE 75008 PARIS FRANCE  PHONE (33-1) 44 09 46 00 FAX (33-1) 44 09 46 01

WWW.KRAMERLEVIN.COM